Chairman’s Responses to Written Shareholder Questions

2004 Annual General Meeting
5 November 2004

I would like to thank shareholders for responding to our invitation to submit questions ahead of the meeting. Over 920 shareholders responded, asking around 1,200 questions.

Executive remuneration

Several shareholders have submitted questions concerning executive remuneration, with some specifically referring to the remuneration of the Chief Executive Officer, David Murray. They asked how the remuneration was set, and what the performance hurdles were. There have also been questions about the remuneration of non-executive directors, which I will address later.

There is considerable detail in relation to remuneration provided in the Annual Report. This has been expanded significantly in the current report. A general description can be found in the Directors Report in the Concise Annual Report on pages 19-21 with further detail of the arrangements on pages 31-35. Further detail of the remuneration of the Bank’s executives and directors is set out in Note 5 to the accounts on pages 55 to 72. Because of the number of questions we have received on the subject, I will summarise briefly and refer you to the pages in the Annual Report I have mentioned for more detailed information.

Remuneration of the senior executives, including that of the CEO, is set on a competitive basis to attract, motivate and retain high calibre people. Independent external advice is obtained to assist the Remuneration Committee in framing its recommendations to the Board. The external adviser is engaged directly by the Remuneration Committee of the Board, independent of management. The Board considers the recommendations of the advisor and the Remuneration Committee and ultimately determines the remuneration. The Remuneration Committee consists only of non-Executive Directors. The Chief Executive Officer attends meetings by invitation but not when matters affecting him are discussed and decided. Consequently, he does not participate in setting his own salary or bonus entitlements, despite what you might read in the press about senior executives deciding what they will pay themselves.

The remuneration of executives, including the CEO, consists of three components, as described in the Annual Report:

Fixed salary, or base pay, which is calculated on a total cost basis including fringe benefits tax on any benefits received by the executive;

A short term incentive bonus, half of which is paid in cash and half in deferred shares. Fifty per cent of the deferred shares vest one year later and the balance a year after that. Generally, an executive has to remain in the employ of the Bank for two years after the bonus determination to receive the whole amount of the short term bonus;

The third component is an annual allocation of performance shares which only vest if performance targets are achieved. Vesting of these shares occurs only between the third and fifth anniversaries of the allocation. If the Total Shareholder Return on the third anniversary date exceeds the median of that achieved by a comparator group of companies, shares will vest to the executive. During the two year vesting period if the Bank’s return for shareholders reaches the median, 50% of the allocated shares will vest. At the 67th percentile 75% of the shares will vest. If top quartile performance is achieved 100% of the allocated shares will vest. If Total Shareholder Return does not exceed the median on the third anniversary date but is exceeded in the two year period, 50% of the allocated shares will vest but not more than 50% will vest, the other 50% will lapse irrespective of the subsequent level of performance.

The ratio of incentives to base pay varies according to the level of the executive in the organisation. The ratio of remuneration at risk to base pay increases as one progresses up the levels in the organisation. The actual short term bonus paid depends upon the actual performance measured against key performance indicators as described in the Annual Report and which are agreed at the beginning of the year based upon the annual plan (or budget) established for the Bank. There is a rigorous process so that executives do not automatically receive their potential bonus but an amount related to how performance measures up against targets set a year earlier. This same process applies to the other executives in the Bank.

The value the executive derives from the long term incentive depends on the performance of the Bank in delivering value to shareholders. Unless shareholders do at least as well from investing in the Bank as they would from investing in the aggregate of the comparator group over the three to five year period none of the allocated shares will vest to the executive. This aligns the interest of the executive with that of the shareholders. The bias in the long term incentive against the short term incentive is to mitigate against short-termism in the approach to managing the Bank.

I have gone into some detail because of the interest displayed in the issue. As I have said, here is a lot more detail in the annual report. I believe there is considerable rigour in the system employed in the Bank.

I appreciate the concern that some shareholders have expressed about the size of contemporary remuneration packages for senior executives. It is in the interest of shareholders for the Board to ensure that our remuneration arrangements are competitive with what is being paid in the market. If we were to do otherwise we could not be in a position to recruit and retain high quality talent.

I hope that I have demonstrated that the Board takes its responsibilities in this area very seriously and that it has rigorous and transparent processes that tie actual payment and benefits to performance.

Directors fees

There were some questions raised in relation to the increase in the aggregate annual limit of directors’ fees. I will address these issues when we come to them on the agenda for the meeting.

Why are so many senior staff resigning?

There has been some media comment, and questions have also been raised by several shareholders about some well reported departures from the Bank’s senior management ranks. Public attention became focussed on this issue when two senior executives of the Bank were headhunted to become the Chief Executive Officers of two other Australian banks approximately three years ago. Naturally, we would prefer not to lose people of this ability but, on the other hand, it says something about the quality of the bank’s management that, when other financial institutions are looking for people to lead their organisations, they target the Commonwealth Bank. We could regard it as kind of quality audit.

There have been some other departures, some of which have been for similar reasons. We have, by the way, also recruited some very good people from other banks. The important issue on which we believe we have to focus is the development of the people in the Bank so that they are able to take on increased responsibility, and the succession planning to ensure we have people ready and able to fill positions as they become vacant whether because of resignation, retirement or promotion. I believe that the only source of sustainable competitive advantage in a world of rapidly transferable technology resides in the people within an organisation.

This makes it imperative that there is an effective program of staff development and succession planning, including exposing managers and executives to different kinds of experiences so that they are better prepared to fill more senior roles as they develop in their careers. From the Bank’s viewpoint, this kind of development and the attendant evaluation more clearly identifies those likely to succeed in holding more senior roles and those less likely. It leads to a higher quality team. There is a downside in that the Bank probably becomes a larger target for poaching, but I believe the benefits of this kind of development and succession program far outweigh the costs.

The Bank has been putting considerable effort into this aspect of its operation and this focus is fully supported by your Board. I can assure you that David Murray, who himself is a very capable and talented executive, is currently supported by a very capable management team which, in my view, is as strong as it has ever been in the 19 years I have been on the Board of the Bank.

More women in director and senior executive roles

One of the questions which quite a number of shareholders raised is why there are not more women in senior executive positions and on the Board. The Commonwealth Bank is an equal opportunity employer, and the Board and management of the Bank take very seriously the need to attract, motivate and retain high quality executives. Our approach is merit based, and we choose those directors and executives who have the appropriate skills and experience for the role. We have two women on the Board who are excellent directors. They were not chosen because they are women but because of the experience and expertise they bring to the Board.

At the manager level, women now comprise almost one-third, at executive level, slightly over one-fifth and at senior executive level about 16%. Ten years ago, women represented only 2.6% and 1.1% of executive and senior executive appointments. So there has been substantial change and I would expect to see this continuing as more women have entered the professional and managerial ranks.

Customer service

We have received comments from a number of shareholders who are also Commonwealth Bank customers who were very pleased with the service they are receiving at their branch. Others wanted to know more about staff morale and customer service. Regular feedback from our people shows us that an overwhelming majority of staff understand why we need to transform the Bank. We have been surveying on a regular basis significant samples of staff across the Bank, since Which new Bank commenced, including managers and non-managers and those in customer and non-customer serving roles. Around eighty per cent of our people tell us that they feel informed and understand the need for Which new Bank. Two-thirds of those surveyed feel motivated and inspired to participate in the change, and those who indicate that they are taking action to support Which new Bank are doing so by providing improved customer service.

There will always be people with frustrations and concerns, particularly in the context of major transformation and change programs and we are addressing root causes through simplification, better technology, less bureaucracy and engaging our people.

In David’s speech he mentioned the many different ways in which senior executives have changed the way they go about their work.

Queues in branches

There was a number of questions relating to queue lengths in branches. As part of the Which new Bank program, we have developed and have been implementing a program to help with faster customer service. We have also developed a program for our branch managers, who now aim to spend 80% of their time in the customer serving area of the branch, helping to manage customer service and actively managing queue times. Over the last year we have reached some important milestones. Since June 2003, average teller queue times have reduced from around 2.5 minutes to around 1.5 minutes, and 97% of customers are served within 5 minutes (this number was 86% in June 2003). We have improved the matching of staff numbers to demand, so that more staff are available at peak times, and we have increased front line authorisations.

We realise that averages don’t tell the whole story and that some customers are there for longer than the average time, particularly during peak periods, but the branch managers are all involved in a program to reduce the time customers have to spend in queues. We realise that queue time is a major determinant of the way customers feel about service and I can assure you that management is seriously addressing this issue.

Investing in China/offshore

There were a few shareholders who wanted to know more about our investment in Jinan City Commercial Bank in China.

The Commonwealth Bank has been represented in China for almost ten years through our Beijing Representative Office. Since that time, we have extended our presence and we now have a total of over $500 million invested in over 10 businesses in the Greater China market (i.e. including Hong Kong).

We undertook a comprehensive analysis of the specific opportunities in the retail banking market. The outcome was the proposed investment in Jinan City Commercial Bank as one of the avenues through which our strategy will be put into effect.

Jinan City Commercial Bank is one of the ten largest city commercial banks in China and is located in the capital city of Shandong Province. Jinan has a population of 6 million people and Shandong Province 98 million.

The Bank believes that investment in a city commercial bank represents a manageable entry strategy for the PRC banking sector. Our due diligence process, and subsequent meetings of the Board and senior management with both the Chinese company’s management and local government, has confirmed our belief in the quality of our relationship and the strength of both parties’ commitment to working together.

Shareholder discounts

A number of shareholders have asked why we do not offer shareholder discounts. This matter was also raised last year, and we advised shareholders at last year’s AGM that we believe shareholders are most appropriately compensated via the yield on their shares.

Shareholders, like customers, have different needs and it would be near impossible to design a shareholder benefits package, which would be of equal benefit to all our shareholders.

Services for older people

We understand the needs of our older customers – and they are quite diverse. Increasingly, they are using electronic and internet banking services (more than 65% of new customers over the age of 55 choose to use electronic banking). However, we also appreciate that there are some who value face to face banking services and we have committed to maintaining the largest branch network and we continue to offer passbook style banking accounts.

We offer our pensioner customers exemptions from Monthly Account Fees and additional over the counter access (two further free transactions).

Since 1996 we have held more than 2,000 information seminars for older persons, explaining how to use electronic banking.

The Bank provides large print brochures to assist our elderly customers and those customers with sight impairment.

We are also the major supporter of the COTA (Council of the Ageing) online learning centre, based in Sydney.

Security (including internet security)

Some shareholders asked about security, in particular as it relates to internet transactions. There has been no successful hacking of our systems, but we have experienced in common with others, some identity fraud. No customer has experienced any losses as a result of any fraud.

The NetBank login screen contains detailed security information including precautions for our customers to take. NetBank call centres have rigorous ID processes, and if a customer cannot identify themselves, they must attend a branch. We also suggest that customers install virus protection and firewalls on home computers.

In relation to personal loans, applications are monitored to determine unusual applications. With credit cards we use the latest application fraud detection system, and we contact customers where activity is outside their normal spending patterns. The Bank works with the card schemes such as MasterCard, Visa and BankCard, and the industry, to develop best practice in card fraud prevention and detection.

Whilst all banks incur losses from fraud, however we do have appropriate controls and we benchmark our fraud losses against peers internationally to ensure that control systems are as effective as possible.